Exhibit 99.1

Ballard Reports Q3 2020 Results

  $25.6M Revenue, 19% Gross Margin, ($7.7)M Adjusted EBITDA
  $361.7M cash reserves at end-Q3, reflecting proceeds of ATM

VANCOUVER, BC, Nov. 5, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2020. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"While Ballard's employees and operations have not been appreciably impacted by COVID-19 to this point, as previously communicated, delays in end market deployments and customer orders are nonetheless impacting our 2020 revenue and results," said Randy MacEwen, President and CEO. "In Q3, Ballard delivered revenue of $25.6 million, gross margin of 19% and ending cash reserves of $361.7 million."

Mr. MacEwen noted, "During our virtual Investor and Analyst Day 2020 in September we reviewed details of the $130 billion annual total addressable engine market for the key Heavy- and Medium- Duty Motive applications of bus, truck, rail and marine, as well as our corporate strategy to penetrate use cases requiring heavy payload, extended range and rapid refueling. As a result, we see tremendous long-term revenue growth potential, initially in the target geographies of China, Europe and California."

Mr. MacEwen continued, "In China, the issuance of an updated policy framework during the quarter is consistent with our expectation for long-term government support of hydrogen and fuel cell electric vehicles, where we are well positioned with our Weichai-Ballard joint venture. In Europe, we have now signed our previously announced collaboration agreement with MAHLE, a leading international development partner and Tier 1 supplier to the commercial vehicle and automotive industry. This agreement provides for the development and commercialization of zero-emission fuel cell systems for primary propulsion power in commercial trucks, initially in Europe. And, we have signed definitive agreements with AUDI AG that provide Ballard with the ability to use the FCgen®-HPS fuel cell stack technology in all markets, including trucks, where high-power density is a critical requirement. Finally, our future collaboration with Honeywell International, following its purchase of our UAV business, positions us for exciting business opportunities in a range of future urban air mobility and broader aerospace applications."

Mr. MacEwen concluded, "I would like to acknowledge the important contribution made over the past 10-years in the CFO role by Tony Guglielmin, who has announced his intention to retire on March 31st, 2021, following completion and certification of our 2020 audited financial results. Under Tony's leadership, Ballard has made tremendous progress in crystalizing and executing a market-leading growth strategy underpinned by prudent financial management that has protected and significantly enhanced shareholder value. Tony's commitment to, and unwavering support of, Ballard's corporate direction will be missed. We have retained a leading international executive search firm and  expect to have a new CFO in place, and an orderly transition completed, by the end of Q1 2021."

Q3 2020 Financial Highlights
(all comparisons are to Q3 2019 unless otherwise noted)

  Total revenue was $25.6 million in the quarter, a year-over-year increase of 4% or $0.9 million, primarily the result of higher shipments of Heavy-Duty Motive and Backup Power products.
  The Power Products platform generated revenue of $15.3 million in the quarter, an increase of 94% or $7.4 million:
    Heavy Duty Motive revenue was $12.9 million, an increase of 161% or $7.9 million, due primarily to higher shipments of fuel cell products, including MEAs, to China;
    Material Handling revenue was $1.4 million, a decrease of 49% or $1.4 million, primarily the result of lower fuel cell stack shipments to Plug Power; and
    Backup Power revenue was $1.0 million, an increase of 540% or $0.8 million, due primarily to an increase in shipments of fuel cell stacks to customers in Europe.
  The Technology Solutions platform generated revenue of $10.3 million in the quarter, a decrease of 39% or $6.5 million, due primarily to decreased amounts earned on the Audi program, the Weichai-Ballard joint venture technology transfer program, and the Siemens development program.
  Gross margin was 19% in Q3, a decrease of 6-points due primarily to a shift to a lower overall product margin and service revenue mix, including the decline in Technology Solutions revenue.
  Cash operating costs2 were $10.7 million in the quarter, a 21% increase primarily attributable to increased expenditure on technology and product development expenses related to work on next-generation stacks and modules for bus, truck, rail and marine applications as well as higher general and administrative expenses. The company has increased and accelerated technology and product development activities related to fuel cell stacks and modules for the commercial truck market as well as activities focused on product cost reduction.
  Adjusted EBITDA2 was ($7.7) million, compared to ($6.8) million in Q3 2019, primarily as a result of higher cash operating costs.
  Net loss from continuing operations was ($11.2) million in the quarter, an increase of 20%.
  Net loss per share2 from continuing operations was ($0.05), an increase of 14%.
  Cash used by operating activities was ($11.3) million, an increase of 18%, reflecting cash operating loss of ($6.7) million and use in working capital of ($4.6) million.
  Cash reserves were $361.7 million at September 30, 2020, an increase of 136% from the end of Q3 2019 and an increase of 112% from the end of the prior quarter. Approximately $211.6 million of cash was raised in the quarter from an At-The-Market Equity Program. Ballard also made a further capital contribution of $6.6 million to the Weichai-Ballard JV in the quarter.
  Order Backlog and 12-month Order Book have been adjusted to reflect reduced scope of the program with Audi through to expected completion in 2022. As of end-Q3 Order Backlog decreased from the prior quarter to $128.1 million and 12-month Order Book decreased to $79.6 million.

Ballard Reports Q3 2020 Results (CNW Group/Ballard Power Systems Inc.)

Q3 2020 Operating Highlights

  Announced an agreement to collaborate with MAHLE, a leading international development partner and Tier 1 supplier to the commercial vehicle and automotive industry, for the development and commercialization of zero-emission fuel cell systems to provide primary propulsion power in various classes of commercial trucks, initially in Europe. Signed a collaboration agreement subsequent to the quarter, on October 1st.
  Launched FCgen®-HPS in Q3 and signed definitive agreements with Audi subsequent to the quarter, giving Ballard the right to use this high-performance zero-emission PEM fuel cell stack in all applications. The stack was designed by Ballard and can provide propulsion for a range of Light-, Medium- and Heavy-Duty vehicles in an industry-leading volumetric high-power density of 4.3 kilowatts per liter (4.3 kW/L), marking another power density milestone for Ballard over the company's decades of PEM fuel cell product innovation.
  Noted that China's government announced a new official policy regarding Fuel Cell Electric Vehicles (FCEVs), setting a framework for scaled adoption toward the national goal of deploying 1-million FCEVs by 2030.
  Launched FCwaveTM, the industry's first fuel cell module designed for primary propulsion power in marine vessels. FCwaveTM is a 200-kilowatt modular unit that can be scaled in series up to the multi-megawatt power level.
  Hosted a virtual Investor and Analyst Day 2020, during which corporate executives provided a comprehensive review of Ballard's strategy and progress across a number of important commercial, technical and operational areas, including details of a 6x expansion in MEA manufacturing capacity by 2021 and plans for 70% cost reduction in fuel cell stacks and modules by 2024.
  Named by the Toronto Stock Exchange (TSX) to the TSX30 for the second consecutive year for the company's 459% share price appreciation over the period July 1st, 2017 to June 30th, 2020, the 2nd-largest appreciation among all TSX-listed companies.
  Entered into an At-The-Market (ATM) Equity Distribution Agreement and launched an ATM Program which added approximately net $211.6 million to cash reserves in the quarter, with an additional approximately net $32.7 million added subsequent to the quarter. Together these transactions increased Ballard's cash reserves by approximately $244.3 million.
  Subsequent to the quarter sold the Unmanned Aerial Vehicle (UAV) business assets of Ballard's subsidiary located in Southborough, Massachusetts to Honeywell International.

Q3 2020 Financial Summary

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2020	2019	% Change	2020	2019	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$12.9	$5.0	161%	$35.8	$14.0	156%
Material Handling	$1.4	$2.8	-49%	$4.3	$8.8	-51%
Backup Power	$1.0	$0.2	540%	$3.5	$1.0	258%
Sub-Total	$15.3	$7.9	94%	$43.6	$23.8	83%
Technology Solutions	$10.3	$16.8	-39%	$31.7	$40.2	-21%
Total Fuel Cell Products & Services Revenue	$25.6	$24.7	4%	$75.3	$64.0	18%
PROFITABILITY Gross Margin $	$4.8	$6.2	-22%	$15.3	$13.8	11%
Gross Margin %	19%	25%	-6-points	20%	22%	-2-points
Operating Expenses	$12.6	$12.4	2%	$41.2	$32.2	28%
Cash Operating Costs[3]	$10.7	$8.9	21%	$33.6	$25.7	31%
Equity gain (loss) in JV & Associates	($2.8)	($3.2)	13%	($8.2)	($8.1)	-1%
Adjusted EBITDA[3]	($7.7)	($6.8)	-13%	($24.5)	($19.6)	-25%
Net Income (Loss) from continuing operations	($11.2)	($9.3)	-20%	($35.1)	($25.5)	-38%
Earnings (Loss) Per Share from continuing operations	($0.05)	($0.04)	-14%	($0.14)	($0.11)	-30%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Income (Loss)	($6.7)	($2.8)	-139%	($19.1)	($10.2)	-87%
Working Capital Changes	($4.6)	($6.8)	32%	($17.2)	($8.1)	-112%
Cash provided by (used in) Operating Activities	($11.3)	($9.6)	-18%	($36.3)	($18.3)	-98%
Cash Reserves	$361.7	$153.4	136%

For a more detailed discussion of Ballard Power Systems' third quarter 2020 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Friday, November 6, 2020 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2020 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning the impact of the coronavirus pandemic on our business and on the long-term demand for fuel cell products, projected product orders and sales and product shipments, expected manufacturing progress at the Weichai-Ballard joint venture, the markets for our products and the effects of governmental regulations on such markets, expected financial results and future offerings of securities. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for both 2020 and 2019 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

[3] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) from continuing operations excluding transactional gains and losses, asset impairment charges, and acquisition costs.

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SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 21:00e 05-NOV-20